Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 1 to the Registration Statement of Novus Capital Corporation II (the “Company”) on Form S-1, File No. 333-252079, of our report dated October 16, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Novus Capital Corporation II as of October 2, 2020 and for the period from September 29, 2020 (inception) through October 2, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

January 28, 2021